Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

PG545 Update

Brisbane, Australia, 21 September 2012. Progen Pharmaceuticals Limited (ASX: PGL; OTC: PGLA) today provides the following update on its drug candidate, PG545.

In December 2011, Progen (the Company) announced that it would commence licensing discussions with potential partners to continue the preclinical and clinical development of PG545.

The Company has decided to strengthen the preclinical package for PG545 by undertaking a definitive Good Laboratory Practice (GLP) toxicology study for PG545 using an IV route of administration.

The Company continues to canvass potential partners to continue the clinical development of PG545. In parallel, the Company will seek to commence a Phase 1 clinical trial under an IV route of administration during 2013, subject to the availability of capital and positive results from the GLP toxicology study to support human clinical testing.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Paul Dixon	Blair Lucas
Company Secretary	Company Secretary
+61 7 3273 9133	+61 403 358 638
+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.